UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33043
CUSIP Number: 68213N109

NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: December 31, 2014
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
☐For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Omnicell, Inc. Full Name of Registrant
N/A Former Name if Applicable
590 East Middlefield Rd. Address of Principal Executive Office (Street and Number)
Mountain View, CA 94043 City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Omnicell, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense because additional time is required by the Company to investigate a notice received on February 27, 2015 from a Company employee alleging, among other matters, the existence of a “side letter” arrangement with a Company customer for certain discounts and Company products that were to be provided at no cost, but which were not reflected in the final invoices paid by the customer. The Company intends to file the Form 10-K within fifteen calendar days of the original due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan S. Johnston (Name)	650 (Area Code)	251-6100 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For a comparison of the Company's 2014 and 2013 financial results, refer to the press release dated February 3, 2015 which disclosed fourth quarter and full year 2014 results and was filed as an exhibit to the Form 8-K filed February 3, 2015.

Omnicell, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2015	By:	/s/ ROBIN G. SEIM
Name: Robin G. Seim Title: Chief Financial Officer and Executive Vice President Finance, International and Manufacturing
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).